SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

871543104

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS W. STEIPP

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95131-1017

(408) 433-0910

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ORA T. FISHER, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

This Amendment No. 1 amends and supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on May 28, 2003 by Symmetricom, Inc., a Delaware corporation (“Symmetricom”), relating to the two concurrent offers by Symmetricom to its employees, for compensatory purposes, to:

(1)  purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices of $8.00 or greater that were granted under the Symmetricom 1999 Employee Stock Option Plan (the Symmetricom 1999 Plan) or the Datum, Inc. 1994 Incentive Stock Plan (the Datum Plan); and

(2)  exchange for shares of restricted stock that will be granted under the Symmetricom 1999 Plan all outstanding options to purchase shares of the Company’s common stock held by certain officers of the Company and granted under either the Symmetricom 1999 Plan or the Datum Plan with exercise prices of $8.00 or greater.

Item 12 to Symmetricom’s Schedule TO is amended and supplemented to add new exhibits, Exhibit 12(a)(1)(xxi), which is filed with this Amendment No. 1 to Schedule TO:

Item 12.  Exhibits

(a)(1)(xxi)	Email to Eligible Employees regarding updated eligible option status schedule.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2003	SYMMETRICOM, INC.

	By:	/s/ Thomas W. Steipp
	Name:	Thomas W. Steipp
	Title:	Chief Executive Officer and President

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(xxi)	Email to Eligible Employees regarding updated eligible option status schedule.